VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

July 26, 2018	Sachin Kohli +1 (212) 310-8294 sachin.kohli@weil.com

Attn: Dorrie Yale, Irene Paik

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Fidelity National Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on July 12, 2018
File No. 333-225287

Ladies and Gentlemen,

I am writing on behalf of Fidelity National Financial, Inc. (the “Company” or “FNF”) in response to the comments of the staff in the Office of Healthcare & Insurance in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated July 20, 2018 (the “Comment Letter”) with respect to the above-referenced Amendment No.1 to the Registration Statement on Form S-4/A, as filed with the Commission on July 12, 2018 (the “Registration Statement”).  The responses are based on information provided to us by the Company and by Stewart Information Services Corporation (“Stewart”).

This letter and the Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Terms used and not defined herein, but defined in Amendment No. 2, have the meanings given to such terms in Amendment No. 2.  All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Background of the Mergers, page 65

1.                                     We acknowledge your revised disclosure in response to prior comment 1. However, please further expand your disclosure to provide a more detailed explanation for why the Stewart board determined that Stewart should consider strategic alternatives.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 65-66 of Amendment No. 2.

2.                                     Please expand your revised disclosures in response to prior comment 7 to discuss in more detail the board’s views and considerations of the strategic alternatives available to Stewart, including remaining as an independent company.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 86-87 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Mergers, page 106

3.                                     We acknowledge your revised disclosures in response to prior comment 8. Please further revise to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 8, 17, 109 and 110 of Amendment No. 2.

[Remainder of this page intentionally left blank.]

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:                                Michael Gravelle, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

John D. Amorosi, Esq.

Davis Polk & Wardwell LLP